The CVS/Caremark Merger is in the
Best Interest of Shareholders
March 2007
Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

Cautionary Statement Regarding
Forward-Looking Statements
This document contains certain forward-looking statements about Caremark and CVS.  When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements.  Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including anticipated accretion, return on equity, cost synergies, incremental revenues, new products and offerings, cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated.  These statements are based upon the current beliefs and expectations of management of
Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated.
These forward-looking statements are subject to numerous risks and uncertainties.  The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document:
(1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2)
the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action.  Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur.
You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the
SEC.  These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.

Important Information
CVS has filed with the SEC a registration statement on Form S-4 that was declared effective by the SEC on
January 19, 2007.  This registration statement includes a joint proxy statement/prospectus in connection with the proposed merger.  Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.
Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.  Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com.
Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Innisfree M&A
Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.

Caremark Profile
Leading pharmaceutical services company providing
comprehensive drug benefit services to health plan sponsors and their participants
Uniquely integrated services
– PBM, Specialty, Disease Management
Clients
– Corporate health plans
– Managed care organizations and insurance companies
– Unions
– Government agencies
National Prescription Drug Plan under Medicare Part D
2006 revenue $36.8 billion
2006 adjusted prescriptions 633 million
– ~28% of adjusted Rxs dispensed by mail
– ~55% of adjusted Rxs dispensed were generics

Headquarters
Medical Call Center
Operating Center
Mail Service Pharmacy
Call Center
CareCenter Pharmacy
Specialty Pharmacy
IT Center
Regional Order Creation
Center
Sales Office
Clinical Office
Pharmaceutical
Repackaging Facility
Caremark Profile
Caremark retail network includes
60,000 pharmacies nationwide
Caremark operations
– 7 mail pharmacies
– 21 specialty pharmacies
– 9 customer call centers
– 12 client-site pharmacies
– Industry’s only FDA regulated
repackaging plant
13,000 employees, including 1,300
pharmacists

CVS Profile
Nation’s largest retail pharmacy with more than 6,200 retail and specialty stores in 43 states
Services
–
CVS/pharmacy stores
–
CVS.com
–
MinuteClinic
–
PharmaCare (PBM, Mail, Specialty services)
170,000 employees, including 20,000 pharmacists
2006 revenue $43.8 billion
2006 retail adjusted prescriptions 513 million

7 PharmaCare Specialty Pharmacy Stores CVS Profile #1 or #2 market share in 75% of the top 100 markets in which CVS operates States with CVS/pharmacy Retail Stores 16% Share of U.S. Retail Scripts

CVS/Caremark Merger Overview
March 2007 Expected Closing
Corporate: Woonsocket, RI
PBM: Nashville, TN
Headquarters
50/50 Split Board Composition
Chairman: Mac Crawford
President & CEO: Tom Ryan
CFO: Dave Rickard
President PBM: Howard McLure
Management Team
CVS (NYSE) Symbol
CVS/Caremark Corporation Name

CVS/Caremark Governance Structure Upon Close
Provides for annual election of all directors
Will have majority voting provision
Separate CEO and Chairman
Has stock ownership guidelines for D&O
Allows stockholders to ratify auditors

10 Caremark Board Considered Consumer Strategy Superior to PBM Combination (Aug 2006) Financial Significance Strategic Significance Low Low High High Consumer Strategy National Retail Chain PBM

CVS/Caremark Merger Capitalizes on
Evolving Industry Trends
In store enrollment and consultation;  Medication
Therapy Management
Medicare Part D
More transparency at point of sale - consumer able to
make totally informed decisions
Cost Shift to Consumer
Retail locations; In store consultation and disease
management enrollment
Increasing Use of
Biotech Products
May drive higher substitution rates at point of sale Robust Generic Pipeline
Consultation by pharmacist or clinician with participant
yields favorable outcomes
Focus on Wellness
Gives consumers timely, actionable, personalized
information to improve health outcomes
Growing Consumerism
CVS/Caremark Merger Benefit Market Trends
Payors demanding more effective cost management, more participant participation, outcomes
Consumers need access to information and choice

CVS/Caremark Merger Enhances
Shareholder Value
Uniquely positioned to capitalize on trends and better serve customers
Will enable creation of differentiated services
More effective cost management for payors
More access to information and choice for consumers
Strategic Benefits
Received necessary regulatory approvals from FTC and SEC
Shareholder votes are the last remaining step
Certainty of
Completion
1.67 shares CVS/Caremark stock for each share of CMX
$6.00 special dividend to CMX shareholders of record
Accretive repurchase of 150 million CVS/Caremark shares
$500 M in cost synergies, integration planning underway
$800 M to $1 B in revenue synergies
Financial Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Substantial FCF will enable flexibility for investments in
existing business, strategic opportunities, dividends and share repurchases
Solid investment grade credit rating
Financial
Flexibility
Proven track-records with large scale acquisition integration
History of exceeding stated synergies
Visionary leadership
Management
Teams
Clients overwhelmingly positive
Differentiated services will be compelling to payors
Unmatched in-store services will increase consumer loyalty
March close creates opportunity for 2007 selling season
Business
Opportunity

Near-Term Revenue Opportunities Unique to
CVS/Caremark Combination
Incremental opportunities of $800 M to $1 B in 2008
–
Half from PBM, half from retail
Revenue estimates based on market research and
PharmaCare-CVS experience
Revenue synergy examples:
–
Improved access/services for PBM specialty participants
–
Retail to mail conversion (including in-store pick up)
–
Front store offers for PBM participants (also on-line and mail)
–
Improved generic substitution & benefit design compliance
–
Integrated offering leading to higher PBM sales
–
Ability to market PBM consumer products in CVS stores
–
Disease management programs with face-to-face interaction

Caremark Board of Directors Concluded that Express
Proposal Not in Best Interests of Shareholders
No experience with large-scale merger integration
Recent integration track-record questionable
Management
Team
Limited capital for investment in existing business, strategic opportunities, dividends and share repurchases
ESRX recently placed on negative watch by rating agencies
Financial Position
Clients overwhelmingly negative
Risk of substantial client attrition
Business Risk
Delay would damage 2007 and perhaps 2008 selling season
Enforcement agencies could impose adverse conditions
Antitrust Risk
Filings show offer is highly conditional
Lost business & negative synergies could result in loss of value
Synergy calculation questionable
Financial Risk
Does not create competitive advantages
Defensive reaction out of concern about enhanced competition
Constructed to disrupt CVS merger
Strategic
Rationale

Express Scripts Proposal Includes
Material Conditions
A due diligence review
Satisfaction of financing conditions
Anti-trust and other regulatory approvals
Approval by their own shareholders – a process they have not even begun
No decline in the Dow Jones Industrial Average, the Standard
& Poor’s Index or the NASDAQ--100 Index by an amount in
excess of 15%
No material change in the market price of Caremark Common
Stock
Satisfaction of certain Delaware anti-takeover requirements
that cannot readily be satisfied absent Caremark’s prior Board approval

Dispelling Myths
Not appropriate comparisons-natural conflicts with former
Pharma owners, Rite Aid had  serious accounting issues
CVS/CMX addresses evolving marketplace needs
“Vertical PBM transactions have
failed to create stockholder value”
Vertical Mergers
Destroy Value
3 into 2 mergers face significant antitrust obstacles/delays
Heavy large employer concentration may trigger concern
Pre and post merger indemnity for D&O does not change
Merger agreement contains standard  indemnification
language that is consistent with Delaware law
ESRX confident “regulatory
requirements will be met in timely
manner”
“BOD selling CMX to avoid
ramifications of stock option
backdating”
Regulatory
Approval
Options Backdating
CMX will offer network of 60,000 pharmacies
Value and choice will drive business
PharmaCare offers network of 60,000 pharmacies
CVS/CMX would be “biased to its
own stores”
Channel Choice
CMX won $1B net new revenues from ESRX in past 3 years “In past 3 years, twice as many
CMX clients have moved to ESRX
than vice versa”
Contract
Wins/Losses
Financing contemplates JUNK CREDIT
Leverage: ~5x Debt-to-2006 EBITDA
Limited, if any, ability for share repos / dividends
Terms of commitment letters
ESRX would have “significant
financial flexibility”
Financial Flexibility
Well understood that retail and PBM incentives are aligned
with patients and payors
Integrated offering delivers more value to clients
CVS “makes money when patients
and clients spend money”
Incentive Alignment
REALITY MYTH

CVS/Caremark Merger is in the Best
Interests of Shareholders
• Immediate and concrete
financial benefits
• March 2007 close
• Significant strategic benefits
• Clients supportive
• Proven management teams
• Highly conditional offer
• Financial benefits suspect
• Uncertain timing
• Lacks strategic rationale
• Client attrition
• CMX would be 20x the
largest integration ESRX has
ever done

19 The CVS/Caremark Merger is in the Best Interest of Shareholders March 2007